

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2015

Via E-mail
Wayne Potters
President
SG Commercial Mortgage Securities, LLC
245 Park Avenue
New York, New York 10167

> **Re: SG Commercial Mortgage Securities, LLC**
> **Registration Statement on Form S-3**
> **Filed May 6, 2015**
> **File No. 333-203904**

Dear Mr. Potters:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please file your exhibits with your next amendment.

2. Registrants must comply with the new rules, forms, and disclosures adopted by the Commission in the Regulation AB II Adopting Release for offerings no later than November 23, 2015. Please confirm that you understand that any offering after the November 23, 2015 compliance date for Regulation AB II must be conducted off of an effective registration statement on new Form SF-3. In your response, please tell us when you would cease using the pending registration statement on Form S-3.

Form of Prospectus Supplement

Summary of Prospectus Supplement – Subordination, page S-41

3. We note your statement on page S-42 that "[n]o other form of credit enhancement will be available for the benefit of the holders of the offered certificates." It is unclear whether this statement is referring to the subordination structure discussed immediately above the statement or all forms of credit enhancement contemplated by the prospectus and prospectus supplement. For example, on page S-39 there is bracketed disclosure about overcollateralization features and on page S-180 there is bracketed disclosure about derivatives and other forms of credit enhancement and liquidity support. Please revise.

Risk Factors

General

4. Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

5. It appears that some of your risk factors are general statements of fact, rather than a discussion of the risks associated with your offering. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. As an example only, consider the risk factor, "Risks Relating to Interest on Advance and Special Servicing Compensation – Storage Units at Self-Storage Properties are not Subject to Environmental Inspections and May Contain Hazardous Substances" on page S-74 of the prospectus supplement. It is unclear from this statement what the risk to the investor is. Please revise your risk factors as necessary to provide the context needed to understand the risks disclosed. See Item 503(c) of Regulation S-K.

Risks Related to Conflicts of Interest – Potential Conflicts of Interest of the Master Servicer and the Special Servicer, page S-90

6. We note that the master servicer or special servicer will be required to enforce the obligations of the mortgage loan sellers under the mortgage loan purchase agreements (MLPAs) pursuant to the terms of the pooling and servicing agreement and the MLPAs. Please include risk factor disclosure disclosing the possible conflicts of interest that the master servicer or special servicer may have with the mortgage loan sellers and how that those conflicts could affect the master servicer or special servicer's enforcement of the mortgage loan seller's obligations.

Description of the Mortgage Pool – Property Type Concentrations, page S-105

7. Please confirm that, if material, you will describe any economic or other factors specific to the property type concentrations that may materially impact the pool assets or pool asset cash flows at the time of the offering. See Item 1111(b)(15) of Regulation AB.

8. Please revise your disclosure to include a risk factor disclosing the risks associated with the property type concentration, including how those risks could affect cash flows.

Description of the Mortgage Pool – Geographic Concentrations, page S-106

9. We note that you will provide disclosure regarding concentrations of mortgaged properties of over 5%. Please confirm that if 10% or more of the pool assets are or will be located in any one state or other geographic region, you will describe any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows. See Item 1111(b)(14) of Regulation AB.

Description of the Mortgage Pool – Representations and Warranties, page S-124

10. Please revise your disclosure to include a summary of the representations and warranties in the body of the prospectus supplement. See Item 1111(e) of Regulation AB.

11. We note that you intend to include a list of "exceptions to the representations and warranties" in Annex E. Please revise to include bracketed disclosure indicating that you will explain why such loans were included in the pool despite the fact that they were exceptions to the representations and warranties for the transaction.

Transaction Parties – The Sponsors, page S-130

12. Please include the form of organization for Société Générale and any other sponsors. See Item 1104(a) of Regulation AB.

13. We note your disclosure that in selecting a portfolio to be securitized, consideration is given to geographic concentration, property type concentration and rating agency models and criteria; however this disclosure does not state what consideration has been provided and the resulting size, composition, and growth of the sponsor's portfolio of commercial mortgage assets or factors related to the sponsor that may be material to an analysis of the origination or performance of the pool assets. Please advise or revise. See Item 1104(c) of Regulation AB.

Transaction Parties – The Sponsors – Underwriting Standards, page S-131

14. Please revise to include a discussion of the extent to which the described underwriting criteria may be changed or overridden. See Item 1111(a)(3) of Regulation AB.

15. Although the registration statement contemplates including loans of third-party originators, we are unable to locate bracketed disclosure regarding the underwriting criteria for any other originators contemplated by the registration statement. Please revise.

16. We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Transaction Parties – The Depositor, page S-138

17. We are unable to locate bracketed disclosure regarding any legal proceedings pending against the depositor, issuing entity, originators, and all servicers, aside from the master servicer, contemplated under Item 1108(a)(3) of Regulation AB. Please revise. See Item 1117 of Regulation AB.

Transaction Parties – The Originators, page S-139

18. Please revise to include bracketed disclosure to indicate that you will provide all applicable information required by Item 1110 of Regulation AB for all originators contemplated by this registration statement.

Description of the Offered Certificates – [Exchanges of Exchangeable Certificates] – Procedures and Fees, page S-146

19. We note your disclosure that certificateholders must pay the certificate administrator an exchange fee, which includes fees charged by DTC, in connection with each exchange and that such fees must be received by the certificate administrator prior to the exchange date or such exchange will not be effected. Please tell us whether you will be relying on the exemption from registration provided by Section 3(a)(9) under the Securities Act with respect to such exchanges. Additionally, please tell us whether you anticipate any fees being charged in connection with each exchange other than the DTC fees.

The Pooling and Servicing Agreement, page S-190

20. Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA). Please be sure to include an analysis of how you believe these certificates differ from asset-backed securities issued in

the form of notes, which are subject to the TIA. Please note that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

Annexes

21. We note in parts of the form of prospectus that you will provide certain information in Annexes A, B or C, however, these Annexes lack any bracketed disclosure specifying what characteristics of the mortgage loans and mortgage properties that you intend to provide at the time of the takedown. In your next amendment, please include bracketed disclosure about the information that will be included in Annex A and Annex C. The amended disclosure should include information required by Items 1111(a) and (b) of Regulation AB.

Exhibits

Exhibit 4.1, Form of Pooling and Servicing Agreement – Exhibit T, page T-1

22. Please note that certification required by Rule 13a-14(d) and Rule 15(d)-14(d) must be made by the certifying individual in his or her individual capacity, although the title of that person in the organization of which he or she is an officer may be included under the signature. Accordingly, please revise your form of certification filed as Exhibit T to the Pooling and Servicing Agreement to remove "a [title] of SG Commercial Mortgage Securities, LLC, the depositor into the above-referenced Trust," and revise the signature block to reflect that the certification is made in the certifier's individual capacity. See Instruction 1 to Item 601(b)(31)(ii) of Regulation AB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: John Maclay, Société Générale Corporate & Investment Banking
Frank Polverino, Cadwalader, Wickersham & Taft LLP